Exhibit 99.1
Syneron Invests in New Skin Whitening Technology

Receives Exclusive Worldwide Distribution Rights to Novel Whole Skin Complexion Whitening Treatment

YOKNEAM, ISRAEL--(Marketwire - February 20, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS) today announced that it has entered into an agreement with Rakuto Bio Technologies Ltd. (RBT), an Israeli-based start-up, to develop an advanced whole skin complexion whitening treatment.

RBT has developed a proprietary method for skin whitening through the use of an enzyme derived from a harmless fungus. Historically, hydroquinone has been the most useful skin lightening agent, but due to significant adverse effects, hydroquinone is now banned from use in cosmetic formulations in many countries around the world. In initial clinical trials, the whitening effect of RBT's product was at least as good as that of 2% hydroquinone. In addition, results were observed after two days of treatment, compared to the typical two-week time period before any whitening effect can be observed with hydroquinone based products. The RBT product can also be used to treat pigmented lesions.

Syneron's investment will enable RBT to further the development of its innovative product, as well as to pursue other applications for the enzyme to treat other pigmentation disorders. As part of the investment agreement, Syneron will have exclusive, worldwide distribution rights.

Syneron CEO, Doron Gerstel, commented, "The skin whitening market worldwide is estimated at about $6 billion by industry sources. It is a market that is clearly complementary to Syneron's core aesthetic business. We are impressed with the potential of the RBT product and its early test results for efficacy and safety."

Mr. Gerstel continued, "Our investment in RBT, like our other investments in complementary technologies, will serve to further diversify both our portfolio of product offerings in the aesthetic sector and our business model."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to the launch and commercialization of new products and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on June 15, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com